UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
5 Ha'solelim Street
Tel Aviv, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 25, 2013

To the Shareholders of
Check Point Software Technologies Ltd.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Check Point Software Technologies Ltd. will be held on June 25, 2013 at 5:00 p.m. (Israel time), at Check Point's principal executive offices at 5 Ha'solelim St., Tel Aviv, Israel (the telephone number at that address is +972-3-753-4555).

(1)	to elect six directors – the terms of six of our current directors will expire at the meeting, and we are proposing to reelect these six directors;

(2)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for 2013 – Israeli law requires that we ask you, on an annual basis, to approve our auditors; when this proposal is raised, you will also be invited to discuss our 2012 consolidated financial statements; and

(3)	as required by Israeli law, to approve our executive compensation policy; and

(4)	as required by Israeli law, to approve the compensation for our Chief Executive Officer, who is also the Chairman of our Board of Directors.

You are entitled to vote at the meeting if you are a shareholder of record at the close of business on May 17, 2013.  You are also entitled to vote at the meeting if you hold our ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on May 17, 2013, or which appears in the participant listing of a securities depository on that date.

You can vote your shares by attending the meeting, by completing and signing a proxy card or voting online as provided in the proxy card. Proxy cards will be distributed to shareholders after May 23, 2013, together with a proxy statement which will include the full version of the proposed resolutions.

Each ordinary share is entitled to one vote upon each of the matters to be presented at the meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

In addition, a special majority vote will be required for approval of proposals nos. 3 and 4.  In order to approve each of the proposals, the affirmative vote of the ordinary shares must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders or shareholders who have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding ordinary shares.

This notice is being sent only to shareholders of record, in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000.  We will distribute an additional notice and proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after May 23, 2013.  Once it becomes available, shareholders may also review the proxy statement on our company's website at www.checkpoint.com or at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-3-753-4555) until the date of the meeting.

By Order of the Board of Directors. GIL SHWED Chairman of the Board of Directors

Dated: May 8, 2013

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
May 8, 2013	By:	/s/ John Slavitt
John Slavitt General Counsel